UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end December 31, 2004

CIBER, Inc. Savings 401(k) Plan

(Full title of plan)

CIBER, Inc.

5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

CIBER, Inc. Savings 401(k) Plan

Index to Financial Statements and Supplemental Schedules

December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the

CIBER, Inc. Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of CIBER, Inc. Savings 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado

June 23, 2005

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Investments, at fair value:
CIBER, Inc. common stock	$11,449,820	$10,819,747
Mutual funds	74,284,839	60,739,562
Pooled separate accounts	85,110,254	77,498,976
Participant loans	2,370,385	1,739,831
Total investments	173,215,298	150,798,116

Receivables:
Employer contributions	—	267
Participant contributions	—	2,675
Total receivables	—	2,942
Net assets available for benefits	$173,215,298	$150,801,058

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Net increase in fair value of investments	$16,981,877	$29,705,738
Interest and dividend income	490,102	981,964
Net investment gain	17,471,979	30,687,702

Contributions:
Participants, including rollovers	24,761,368	21,484,395
Employer	3,600,319	4,386,791
Total contributions	28,361,687	25,871,186

Transfers of assets from merged plans	11,023,678	6,992,724
Total additions	56,857,344	63,551,612

Deductions from net assets attributed to:
Distributions to participants	34,399,803	16,818,021
Loan and administrative fees	43,301	7,100
Total deductions	34,443,104	16,825,121

Net increase	22,414,240	46,726,491

Net assets available for benefits:
Beginning of year	150,801,058	104,074,567
End of year	$173,215,298	$150,801,058

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)                     Description of the Plan

The following description of the CIBER, Inc. Savings 401(k) Plan (the “Plan”) provides only general information.  For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

(a)                     General

The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (“CIBER” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)                     Contributions and Vesting

Participants may contribute up to 25% of pre-tax annual compensation.  Contributions are subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers).  Participants can change their contribution percentage at any time.  Company contributions are based on the participant’s years of service and the participant’s contribution and range from ½% to 3% of qualified compensation.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution plus actual earnings thereon is based on years of service.  A participant is 100% vested after six years of service.  If a participant terminates prior to vesting, unvested amounts are forfeited and are used to reduce future employer contributions.  At December 31, 2004 and 2003 unallocated forfeited accounts totaled $28,340 and $360,916, respectively.  In 2004 and 2003, employer contributions were reduced by $2,074,882 and $494,676, respectively, from forfeited accounts.

(c)                      Investment Options

During 2003, the Plan custodian and record keeper changed from Great-West Life & Annuity Insurance Company (“Great-West”) to Principal Life Insurance Company (“Principal”).  The Plan’s assets are invested in various investment options offered by

Principal and in CIBER, Inc. common stock, as directed by the participants.  Participants may invest their account balance in the various investment options in 1% increments.  Participants may change their investment options on a daily basis.

(d)                     Distributions and Loans

Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death.  Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited.  For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections.  Distributions are recorded when paid.  Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 5.00% to 10.50% as of December 31, 2004.  Loans are generally repaid through payroll deductions.  Loans require minimum per paycheck payment amounts.  Loans must be repaid within five years, except that the plan administrator may approve a longer term for loans to acquire a principal residence.  Participants pay a loan origination fee of $50 per loan to Principal.

(e)                      Expenses

In general, plan expenses, other than broker commissions, portfolio transaction fees and administrative service fees on the accounts of non-employee participants, are paid by the Company.

(f)                        Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become 100% vested in their accounts.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)                     Investments

Investments are stated at fair value.  The fair values of marketable securities and pooled separate accounts are determined based on quoted market values.  The fair value of mutual funds are valued at the net asset value per share as quoted by the investment company and is generally determined based on the market values of the securities included in the underlying funds.  Participant loans are valued at cost, which approximates fair value.  Investment transactions are recorded on the date of purchase or sale (“trade-date”).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

(c)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to the financial statements.  Actual results could differ from those estimates.

(3)                     Investments

Investments greater than 5% of net assets at December 31, were:

	Fair Value
	2004	2003

CIBER, Inc. Common Stock	$11,449,820	$10,819,747
Principal Money Market Separate Account	19,013,039	23,215,787
Principal Large Cap Stock Index Separate Account	11,363,049	11,103,152
Russell LifePoints Aggressive Strategy (D) Separate Account	9,286,407	9,506,575
Russell LifePoints Equity Aggressive Strategy (D) Separate Account	11,332,046	11,501,464
Legg Mason Value Trust Fund	13,752,336	11,646,247
American Century Ultra Investment Fund	9,908,056	10,439,128
American Funds Growth Fund of America R3 Fund	16,724,377	13,948,496

Net increase in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:

	2004	2003

CIBER, Inc. Common Stock	$1,338,608	$6,376,039
Mutual Funds	8,404,353	21,714,529
Pooled Separate Accounts	7,238,916	1,615,170
	$16,981,877	$29,705,738

(4)                     Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated August 7, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation.  In accordance with Revenue Procedure 2002-6 and Announcement
2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Subsequent to this opinion letter by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(5)                     Transfers of Assets from Merged Plans

CIBER has acquired the outstanding common stock of certain companies that had their own similar defined contribution plans.  During 2004 and 2003, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan.

(6)                     Risks and Uncertainties

The Plan provides for various investment options.  Investments, in general, are exposed to various risks, such as interest rates, credit and overall market volatility.  The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)                     Party-in-Interest Transactions

Certain plan investments are units of pooled separate accounts, managed by Principal.  Principal is the custodian and record keeper for the Plan and therefore these transactions are considered party-in-interest transactions.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2004

	Identity	Description	Current Value

*	CIBER, Inc.	Common Stock	$11,449,820
*	Principal Money Mkt Sep Acct	Pooled Separate Accounts	19,013,039
*	Principal Bond and Mtg Sep Acct	Pooled Separate Accounts	4,012,446
*	Principal Lg Cp Stk Idx Sep Acct	Pooled Separate Accounts	11,363,049
*	Principal Ptr Lg-Cap Value Sep Acct	Pooled Separate Accounts	788,461
*	Russ Life Agg Str (D) Sep Acct	Pooled Separate Accounts	9,286,407
*	Russ Life Bal Str (D) Sep Acct	Pooled Separate Accounts	5,159,017
*	Russ Life Con Str (D) Sep Acct	Pooled Separate Accounts	1,199,743
*	Russ Life Eqag St (D) Sep Acct	Pooled Separate Accounts	11,332,046
*	Russ Life Mod Str (D) Sep Acct	Pooled Separate Accounts	2,950,664
*	Principal Mid Cap Stk Idx Sep Acct	Pooled Separate Accounts	1,254,185
*	Principal Ptr Sm-Cap Val I Sep Acct	Pooled Separate Accounts	2,463,699
*	Principal Sm Cap Stk Idx Sep Acct	Pooled Separate Accounts	7,707,969
*	Principal Real Est Sec Sep Acct	Pooled Separate Accounts	8,579,530
	MFS Research Bond A Fund	Mutual Fund	1,564,583
	Am Cent Eqty Inc Inv	Mutual Fund	7,520,106
	Am Fds Wash Mut Inv R3 Fund	Mutual Fund	5,841,317
	Legg Mason Value Trust Fund	Mutual Fund	13,752,336
	Am Cent Ultra Inv Fund	Mutual Fund	9,908,056
	Am Fds Grth Fd of Am R3 Fund	Mutual Fund	16,724,377
	AIM Small Cap Growth A Fund	Mutual Fund	3,083,399
	Fidelity Adv Mid Cap T Fund	Mutual Fund	3,153,112
	Am Fds New Persp R3 Fund	Mutual Fund	4,514,960
	Fidelity Adv Overseas T Fund	Mutual Fund	5,158,143
	Janus Worldwide	Mutual Fund	3,064,449
*	Participant loans	5.0% to 10.5%	2,370,385
			$173,215,298

* Party in interest.

See accompanying independent registered public accounting firm’s report.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

Year ended December 31, 2004

Participant Contributions Transferred Late to Plan	Total that Constituted Nonexempt Prohibited Transactions

$42,930	$42,930

REQUIRED INFORMATION

The financial statements and schedules of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2004 prepared in accordance with the financial reporting requirements of ERISA along with the independent auditors’ report thereon, is provided beginning on page F-1 attached hereto.

EXHIBITS

23.1                           Consent of Ernst & Young, LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CIBER, Inc. Savings 401(k) Plan

Dated: June 28, 2005	By:	/s/ Mac J. Slingerlend
Mac J. Slingerlend
Chief Executive Officer,
President and Secretary